IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS FORM CB IS BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
FEB - 9 2005
1086

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

5-80532

Kabushiki Kaisha Konami Computer Entertainment Japan

(Names of Subject Companies)

Konami Computer Entertainment Japan, Inc.

(Translation of Subject Company's Names into English (if applicable))

Japan

(Jurisdiction of Subject Company's Incorporation or Organization)



05000919

Konami Corporation

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Noriaki Yamaguchi
4-1 Marunouchi 2-chome
Chiyoda-ku
Tokyo 100-6330
Japan
(81-3) 5220-0573

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

John D. Young, Jr.
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku
Tokyo